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                                         Alternative Investments Client Services

                                         Princeton Corporate Campus
                                         800 Scudders Mill Road, 2H
                                         Plainsboro, New Jersey 08536


[LOGO]


                                      May 19, 2005

Ms. Cicely Luckey
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street NW
Washington DC  20549

Re:   The John W. Henry/Millburn LP - file no. 0-18215


Dear Ms Luckey:

In response to your comment letter dated May 10 for the above referenced file number, we would like to assure the U.S. Securities and Exchange Commission that we have received the manually signed annual reports from our auditors, Deloitte and Touche, prior to submitting our 10K files via EDGAR. We maintain these manual signatures in our files on site for 18 months and then are housed off site for 10 years. We will indicate the auditor signature electronically in futures filings.

We are reviewing the additional comments included in your letter and will be responding later this month regarding your concerns.

If you have any further inquiries, you may contact me directly at 609-282-6091 or via email at barbra_kocsis@ml.com. You may also contact the Chief Financial Officer, Michael Pungello.

Regards

\s\ Barbra E. Kocsis

Barbra E. Kocsis
Vice President/Fund Controller
MLIM Alternative Investments Accounting Services